

FAIR WIND SECRETARIAL SERVICES LIMITED
富 榮 秘 書 服 務 有 限 公 司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
士 丹 利 街 十 六 號 騏 利 大 廈 九 樓
• Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl

05012660

7th November, 2005

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
        ("the Company")
        Rule 12g3-2(b) Exemption
        File No.82-3594

        Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

        These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

        This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

        Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

        Thank you for your attention.

                                    Yours faithfully,
                                    For and on behalf of
                                    FAIR WIND SECRETARIAL SERVICES
                                    LIMITED

PROCESSED
NOV 18 2005
THOMSON
FINANCIAL

                                    LO Tai On
                                    Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
dated 7th November, 2005 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of Repurchases of Company's Shares

       Date   :   19th October, 2005
                         20th October, 2005
                         28th October, 2005

       Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2.   Title   :   Notification of movement of securities in Hong Kong

       Date   :   31st October, 2005

       Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and



香港交易所

FF010M
Appendix 5

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

RECEIVED
2005 NOV 17 P 12: 28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: _____

By Fax/Hand

To: The Head of the Listing Division
   The Listing Division
   The Stock Exchange of Hong Kong Limited

Date: 28 October, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

| | | | HKD | | |
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
28 October, 2005	350,000	on the Exchange	0.5700	0.5700	199,500.00
Total	350,000				199,500.00

B.   Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) _____ 1,642,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date _____ 12.367 %

$$\left(\frac{(a) \times 100}{13,281,718} \right)$$

July 2001

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the
year to date (since ordinary resolution)   (b)   1,907,500

4. % of issued share capital at time ordinary resolution
passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{758,488,114} \right)$$ 0.251   %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 29 July 2005 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in
the month to date (including those reported in A above)   (a)   0

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$ 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited

 香港交易所

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE
OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

.Case Number: _____

By Fax/Hand

To: The Head of the Listing Division
 The Listing Division
 The Stock Exchange of Hong Kong Limited

Date: 20 October, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

| | | | HKD | | |
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
20 October, 2005	380,000	on the Exchange	0.5700	0.5600	214,100.00
Total	380,000				214,100.00

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Total number of such securities purchased on the Exchange in
the month to date (including those reported in A above)   (a)   1,292,500

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2.   % of previous months turnover acquired this month to date   9.730 %

$$\frac{\text{(a) x 100}}{13,281,718}$$



THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b)   1,557,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(b) \times 100}{758,488,114} \right) \qquad 0.205 \quad \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 29 July, 2005 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a)   0

2. % of previous months turnover acquired this month to date

$$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right) \qquad 0.000 \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited


THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE
OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: _____

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 19 October, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
19 October, 2005	345,000	on the Exchange	0.5700	0.5600	195,600.00
Total	345,000				195,600.00

B.   Additional Information for company's whose primary listing is on the Exchange

1.   Total number of such securities purchased on the Exchange in
the month to date (including those reported in A above)   (a) _____ 912,500

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private
arrangement or by general offer.

2.   % of previous months turnover acquired this month to date   6.870 %

$$\left(\frac{(a) \times 100}{13,281,718} \right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the
   year to date (since ordinary resolution)　　　　　(b) _____ 1,177,500

4. % of issued share capital at time ordinary resolution
   passed acquired on the Exchange since date of resolution

   $$\left(\frac{(b) \times 100}{758,488,114} \right)$$　　　　　_____ 0.155 _____ %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated __29 July, 2005__ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C.　Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in
   the month to date (including those reported in A above)　　　(a) _____ 0

2. % of previous months turnover acquired this month to date

   $$\left(\frac{(a) \times 100}{\text{previous months turnover on the Exchange}} \right)$$　　　　　0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited

Monthly Return on Movement of Listed Equity Securities
For the month ended _____ 31st October, 2005 _____

TO: The Research & Planning Department of The Stock Exchange of
      Hong Kong Limited

From: Starlight International Holdings Limited _____
      (Name of Company)

      Mr. Peter LEE Yip Wah _____   Tel No.: 2827 1778 _____
      (Name of Responsible Official)

Date: 3rd November, 2005 _____

(A) **Information of Types of Listed Equity Securities:**
     (please tick wherever applicable)

     1. Ordinary shares   : √   2. Preference shares:

     3. Other classes of shares :   please specify: _____

     4. Warrants   :   please specify: _____

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	758,223,114	Nil	Nil
Increase/(Decrease) during the month	(1,642,500)	Nil	Nil
Balance at close of the month:	756,580,614	Nil	Nil

(D) Details of Movement:
  * please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 12th September, 2002</u> Exercise price: HK$0.40 Exercise price: HK$0.86 Exercise price: HK$0.808 Exercise price: HK$0.814 Exercise price: HK$0.67	4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil	4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	
2. Employee share option scheme <u>adopted on</u> Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. Subscription price HK$ _____						
2. Subscription price HK$ _____						

CONVERTIBLES*			
Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ____	N/A	N/A	N/A

OTHER ISSUES OF SHARES*

Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date: October 3,7,19,20 & 28, 2005 (as per the board resolution passed)
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

(1,642,500)

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: (1,642,500)

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah

Title: Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of th

Stock Exchange without prior notification to the company/issuer.

#a5411/form1.doc/sl

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